FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 23, 2005, announcing that Registrant’s subsidiary, Spacenet Inc., has expanded its enterprise satellite service portfolio with the introduction of Connexstar SE.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 24, 2005

Gilat's Spacenet subsidiary announces new Connexstar SE satellite broadband service Offering faster speeds, enhanced security and advanced features

Petah Tikva, Israel, May 23, 2005 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has expanded its enterprise satellite service portfolio with the introduction of Connexstar SE. Connexstar SE uses the Gilat SkyEdge™ VSAT platform to provide next-generation speed, security and services, offering new capabilities for broadband connectivity.

Connexstar SE is designed to meet a broad range of business connectivity needs, offering varying service levels, speed options, and specialized terminals with speeds up to 4 Mbps downstream and 2 Mbps upstream. The service is highly scalable and can easily be upgraded to meet the requirements of new applications.

Other industry-leading features include built-in accelerated VPN; AES-type encryption for increased security; a flexible platform optimized for voice, data, and video; direct VSAT-to-VSAT; mesh connectivity for improved real-time applications; and standards compatibility with DVB-RCS and DVB-S. It also has a rich feature set that includes 8PSK modulation and Turbo Coding technologies that allow a 30% improvement in bandwidth utilization. Connexstar SE is available as a full-time or on-demand service (for terrestrial backup, multicast, or supplementary connectivity).

Spacenet President and CEO Bill Gerety said, “Connexstar SE offers faster speeds, improved bandwidth efficiency and flexible service options to meet the demanding networking requirements of enterprise customers. This innovative services platform enables Spacenet to deliver a wide range of Quality of Service options, network management, security and application features. We are confident that Connexstar SE will deliver the solid performance required for the current and future connectivity needs of our enterprise customers.”

About Spacenet
Spacenet is the worldwide services group of Gilat Satellite Networks. Spacenet Inc., based in McLean, Virginia, offers connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
PH. (954) 435-3310; stan@schneidercom.com